SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

Versartis, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92529L102

(CUSIP Number)

Nathalie Auber

Sofinnova Ventures, Inc.

3000 Sand Hill Road, Bldg 4, Suite 250

Menlo Park, CA 94025

(650) 681-8420

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Linda Daley, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Blvd., Redwood City, CA  94063

(650) 463-5243

March 9, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92529L102	13D	Page 2 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Venture Partners VIII, L.P. (“SVP VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,980,412 shares, except that Sofinnova Management VIII, L.L.C. (“SM VIII”), the general partner of SVP VIII, may be deemed to have sole voting power, and Dr. Michael F. Powell (“Powell”), Dr. James I. Healy (“Healy”) and Dr. Anand Mehra (“Mehra”), the managing members of SM VIII, may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
1,980,412 shares, except that SM VIII, the general partner of SVP VIII, may be deemed to have sole dispositive power and Powell, Healy and Mehra, the managing members of SM VIII, may be deemed to have shared power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,980,412
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	5.7%
14	TYPE OF REPORTING PERSON	PN

CUSIP NO. 92529L102	13D	Page 3 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Management VIII, L.L.C. (“SM VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,980,412 shares, all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole voting power, and Powell, Healy and Mehra, the managing members of SM VIII, may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
1,980,412 shares, all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole dispositive power, and Powell, Healy and Mehra, the managing members of SM VIII, may be deemed to have shared dispositive power over these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,980,412
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	5.7%
14	TYPE OF REPORTING PERSON	OO

CUSIP NO. 92529L102	13D	Page 4 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Michael F. Powell (“Powell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
		1,980,412 shares, all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole voting power, and Powell, a managing member of SM VIII, may be deemed to have shared voting power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		1,980,412 shares, all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole dispositive power, and Powell, a managing member of SM VIII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,980,412
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	5.7%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 92529L102	13D	Page 5 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. James I. Healy (“Healy”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER

1,980,412 shares, all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole voting power, and Healy, a managing member of SM VIII, may be deemed to have shared voting power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		1,980,412 shares, all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole dispositive power, and Healy, a managing member of SM VIII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,980,412
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	5.7%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 92529L102	13D	Page 6 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Anand Mehra (“Mehra”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
		1,980,412 shares, all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole voting power, and Mehra, a managing member of SM VIII, may be deemed to have shared voting power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		1,980,412 shares, all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole dispositive power, and Mehra, a managing member of SM VIII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,980,412
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	5.7%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 92529L102	13D	Page 7 of 11

Amendment No. 2 to Statement on Schedule 13D

This Amendment No. 2 (“Amendment No. 2”) amends and restates the statement on Schedule 13D initially filed on April 7, 2014 and amended on February 7, 2017 (as amended, the “Original Schedule 13D”) relating to the beneficial ownership of common stock, par value $0.0001 per share (“Common Stock”), of Versartis, Inc., a Delaware corporation (“Issuer”), filed by and on behalf of Sofinnova Venture Partners VIII, L.P., a Delaware limited partnership (“SVP VIII”), Sofinnova Management VIII, L.L.C., a Delaware limited liability company (“SM VIII”), Dr. Srinivas Akkaraju (“Akkaraju”), Dr. Michael F. Powell (“Powell”), Dr. James I. Healy (“Healy”), and Dr. Anand Mehra (“Mehra”). Akkaraju is no longer a managing member of SM VIII, and “Reporting Persons” shall mean SVP VIII, SM VIII, Powell, Healy and Mehra, collectively. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. This Amendment No. 2 is being filed to report the disposition of shares of Common Stock by SVP VIII.

ITEM 1.	SECURITY AND ISSUER.

(a)       The class of equity securities to which this statement relates is the Common Stock of the Issuer.

(b)       The Issuer’s principal executive offices are located at 275 Shoreline Drive, Suite 450, Redwood City, California 94065.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)       The persons and entities filing this Schedule 13D are SVP VIII, SM VIII, Powell, Healy and Mehra. SM VIII, the general partner of SVP VIII, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by SVP VIII.

(b)       The address of the principal place of business for each of the Reporting Persons is c/o Sofinnova Ventures, 3000 Sand Hill Road, Bldg 4, Suite 250, Menlo Park, California 94025.

(c)       The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of SVP VIII is to make investments in private and public companies, and the principal business of SM VIII is to serve as the general partner of SVP VIII. Powell, Healy and Mehra are the managing members of SM VIII.

(d)       During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       SVP VIII is a Delaware limited partnership. SM VIII is a Delaware limited liability company. Powell, Healy, and Mehra are U.S. citizens.

CUSIP NO. 92529L102	13D	Page 8 of 11

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On September 30, 2013, SVP VIII entered into an Agreement of Purchase and Sale pursuant to which SVP VIII acquired from a stockholder of the Issuer an aggregate 269,136 shares of Series B Convertible Preferred Stock for a purchase price of $0.35 per share, or $94,197.60 in the aggregate.

On October 1, 2013, SVP VIII entered into a Series D Preferred Stock Purchase Agreement pursuant to which SVP VIII acquired from the Issuer an aggregate 8,916,123 shares of Series D-1 Convertible Preferred Stock for a purchase price of $0.5625 per share, or $5,015,319 in the aggregate, and subsequently 9,229,853 shares of Series D-2 Convertible Preferred Stock for a purchase price of $0.7594 per share, or $7,009,150 in the aggregate.

On February 14, 2014, SVP VIII entered into a Series E Preferred Stock Purchase Agreement pursuant to which SVP VIII acquired from the Issuer an aggregate 5,585,144 shares of Series E Convertible Preferred Stock for a purchase price of $1.128 per share, or $6,300,042 in the aggregate.

In connection with the Issuer’s initial public offering of Common Stock, which closed on March 26, 2014 (“Offering”), the shares of Series B Convertible Preferred Stock previously acquired by SVP VIII were converted into Common Stock on a 1 for 11.5 basis.

In connection with the Offering, the shares of Series D-1 Convertible Preferred Stock previously acquired by SVP VIII were converted into Common Stock on a 1 for 11.5 basis.

In connection with the Offering, the shares of Series D-2 Convertible Preferred Stock previously acquired by SVP VIII were converted into Common Stock on a 1 for 11.5 basis.

In connection with the Offering, the shares of Series E Convertible Preferred Stock previously acquired by SVP VIII were converted into Common Stock on a 1 for 11.5 basis.

SVP VIII purchased 60,000 shares of the Common Stock at $21.00 per share in the Offering, or $1,260,000 in the aggregate.

On January 21, 2015 SVP VIII purchased 215,000 shares of Common Stock in a secondary offering offered by Issuer pursuant to a Registration Statement on Form S-1 at the offering price of $17.25 per share, or $3,708,750 in the aggregate.

On February 24, 2017, SVP VIII disposed of 60,000 shares of Common Stock in open market sales for an average price of $21.984 per share or $1,319,040 in the aggregate.

On February 27, 2017, SVP VIII disposed of 75,000 shares of Common Stock in open market sales for an average price of $23.0295 per share or $1,727,213 in the aggregate.

On February 28, 2017, SVP VIII disposed of 1,000 shares of Common Stock in open market sales for an average price of $22.05 per share or $22,050 in the aggregate.

On March 1, 2017, SVP VIII disposed of 15,882 shares of Common Stock in open market sales for an average price of $22.3015 per share or $354,192 in the aggregate.

On March 2, 2017, SVP VIII disposed of 33,279 shares of Common Stock in open market sales for an average price of $22.0601 per share or $734,138 in the aggregate.

CUSIP NO. 92529L102	13D	Page 9 of 11

On March 3, 2017, SVP VIII disposed of 4,500 shares of Common Stock in open market sales for an average price of $21.53 per share or $96,885 in the aggregate.

On March 7, 2017, SVP VIII disposed of 29,966 shares of Common Stock in open market sales for an average price of $20.3257 per share or $609,080 in the aggregate.

On March 8, 2017, SVP VIII disposed of 70,648 shares of Common Stock in open market sales for an average price of $20.2631 per share or $1,431,547 in the aggregate.

On March 9, 2017, SVP VIII disposed of 91,291 shares of Common Stock in open market sales for an average price of $20.2942 per share or $1,852,678 in the aggregate.

The source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 35,046,325 shares of Common Stock outstanding on February 28, 2017 as reported by Issuer.

(c)       Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d)       Under certain circumstances set forth in the limited partnership agreement of SVP VIII, the general partner and limited partners of SVP VIII may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e)       Not applicable.

CUSIP NO. 92529L102	13D	Page 10 of 11

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In connection with the acquisition of the preferred stock of the Issuer, the Reporting Persons and certain other investors are entitled to the registration of their shares, including demand and piggyback registration rights, as more fully described in the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on February 18, 2014 (“Prospectus”) and incorporated herein by reference.

In connection with the acquisition of the preferred stock of the Issuer, the Reporting Persons and certain other investors entered into a voting agreement regarding certain matters, including with respect to the election of directors. Such voting agreement automatically terminated upon the closing of the Offering. Such voting agreement is more fully described in the Prospectus and incorporated herein by reference.

Akkaraju, in his capacity as a director of the Issuer, and along with the other directors of the Issuer, entered into an Indemnification Agreement with the Issuer, as more fully described in the Prospectus and incorporated herein by reference.

On March 20, 2014, Akkaraju was granted an option to purchase up to 35,000 shares of the Issuer’s Common Stock. One-fourth of the total number of shares subject to the option shall vest and become exercisable one year from March 21, 2014 (the "Vesting Commencement Date") and 1/36th of the remaining number of shares subject to the option shall vest and become exercisable on each monthly anniversary of the Vesting Commencement Date thereafter. Such non-employee director compensation plan is more fully described in the Prospectus and incorporated herein by reference.

In connection with the Issuer’s initial public offering, the Reporting Persons and certain other persons entered into a lock-up agreement and agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of Common Stock or such other securities, without the prior written consent of Morgan Stanley & Co. LLC and Citigroup Global Markets Inc. for a period of 180 days from the date of the Prospectus, subject to certain exceptions. Such lock-up period is more fully described in the Prospectus and incorporated herein by reference.

In connection with the Issuer’s Secondary Offering in January of 2015, the Reporting Persons and certain other persons entered into a lock-up letter and agreed, subject to certain exceptions, not to (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), by the undersigned or any other securities so owned convertible into or exercisable or exchangeable for Common Stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, without the prior written consent of Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC. for a period of 60 days from the date of the final prospectus relating to the Secondary Offering (the “Prospectus”). Such lock-up period is more fully described in the Prospectus and incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing is incorporated herein by reference to Exhibit A to the Original Schedule 13D filed by Reporting Persons on April 7, 2014.
EXHIBIT B	Power of Attorney is incorporated herein by reference to Exhibit B to the Original Schedule 13D filed by Reporting Persons on April 7, 2014.
EXHIBIT C	Form of Indemnification Agreement for Directors and Officers, the form is incorporated herein by reference to Exhibit 10.10 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on February 18, 2014.
EXHIBIT D

Form of Lock-Up Agreement entered into by and among the Issuer, the underwriters and certain others, the form is incorporated herein by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 filed with the SEC on February 18, 2014.

EXHIBIT E	Form of Lock-Up Letter entered into by and among the Issuer, the underwiters and certain others, the form is incorporated herein by reference to Exhibit A to Exhibit 1.1 to Amendment No. 1 to Issuer’s Registration Statement on Form S-1 filed with the SEC on January 6, 2015.

CUSIP NO. 92529L102	13D	Page 11 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 13, 2017

SOFINNOVA VENTURE PARTNERS VIII, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT VIII, L.L.C., a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT VIII, L.L.C., a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MICHAEL F. POWELL
DR. ANAND MEHRA

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact